6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 August 6, 2007

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl-Bosch-Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

                       Indicate by check mark whether the
                          Registrant files or will file
                         annual reports under cover Form
                                20-F or Form 40-F
                              Form 20-F X Form 40-F


                Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
   Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
                                     1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .

July 30, 2007
P 350/07e
Daniel Smith
Phone:    +49 621 60-20829
Fax:      +49 621 60-92693
daniel.smith@basf.com


BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com

Corporate Media Relations
Phone: +49 621 60-20916
Fax::    +49 621 60-92693
presse.kontakt@basf.com


BASF to delist from New York Stock Exchange

>>       Complexity and costs reduced
>>       High level of disclosure maintained
>>       BASF management committed to an open dialogue with U.S. investors

BASF Aktiengesellschaft announced today (July 30, 2007) that its Board of Executive Directors has decided to file for voluntary delisting of its ADSs (American Depositary Shares) from the New York Stock Exchange (NYSE) and deregistration and termination of its reporting obligations under the Securities and Exchange Act of 1934 (Exchange Act).

BASF expects the delisting to become effective on September 6, 2007, at which time the company's ADRs (American Depositary Receipts) will no longer be traded on the NYSE. BASF intends to maintain its ADR program in order to enable investors to retain their ADRs, as well as to facilitate trading in the U.S. over-the-counter market. This means that investors do not need to exchange their ADRs, unless they are restricted to investments in registered securities.

BASF's ordinary shares will continue to be traded on the stock exchanges in Frankfurt, London and Zurich. The large majority of BASF shareholders, including U.S. investors, buy the company's shares in the primary trading market in Frankfurt or on the electronic trading platform Xetra.

Page 2                                                               P 350/07e

"Our decision to delist from the New York Stock Exchange underlines BASF's continuous efforts to reduce complexity and costs," said Dr. Jurgen Hambrecht, Chairman of the Board of Executive Directors of BASF Aktiengesellschaft. "BASF's senior management remains committed to maintaining an open dialogue with U.S. investors."

Despite the delisting, BASF will maintain the high level of disclosure expected by the international financial markets. For example, information reported in the Annual Report on Form 20-F which is important to analysts and investors will be integrated into BASF's financial reporting according to IFRS.

BASF has provided written notice to the NYSE today of its intent to delist and plans to file a Form 25 with the SEC on or about August 27, 2007, to initiate the delisting. BASF expects that the delisting will be effective ten days after such filing. BASF intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Exchange Act after the delisting has become effective. BASF reserves the right to delay or withdraw the filings for any reason prior to their effectiveness.

BASF has not arranged for the listing of its ADSs or ordinary shares on another national securities exchange or for the quotation of its ADSs or ordinary shares on a quotation system in the United States.

Page 3                                                               P 350/073

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's high-value products and intelligent system solutions help its customers to be more successful. BASF develops new technologies and uses them to meet the challenges of the future and open up additional market opportunities. It combines economic success with environmental protection and social responsibility, thus contributing to a better future. BASF has approximately 95,000 employees and posted sales of (euro)52.6 billion in 2006. BASF shares are currently traded on the stock exchanges in Frankfurt
(BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          BASF Aktiengesellschaft

August 6, 2007                    By: /s/ Elisabeth Schick
                                          ------------------------------------
                                          Name: Elisabeth Schick
                                          Title: Director Site Communications
                                          Ludwigshafen and Europe


                                          By: /s/ Christian Schubert
                                          ------------------------------------
                                          Name: Christian Schubert
                                          Title: Director Corporate
                                          Communications BASF Group